EXHIBIT 99.01

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2008, 2007 and 2006

	Balance at	Charged to			Write-offs	Balance at
	Beginning	Costs and			Net of	End of
	of Year	Expenses	Other		Recoveries	Year
	(in thousands)

Allowance for Doubtful Accounts
2008	$3,687	$823	$5		$(799)	$3,716
2007	3,122	1,271	(4)		(702)	$3,687
2006	1,197	1,721	1,495	(1)	(1,291)	3,122
Valuation Allowance for Deferred Tax Assets
2008	$303,570	$7,320	$—		—	$310,890
2007	357,910	$(54,340)	$—		—	$303,570
2006	399,444	(41,534)	—		—	357,910

(1)	Due to acquisition of Moving.com.